SEC FILE NUMBER
001-34044

CUSIP NUMBER
75601N104

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 30, 2014

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Real Goods Solar, Inc.

Full Name of Registrant

Former Name if Applicable

833 West South Boulder Road

Address of Principal Executive Officer (Street and Number)

Louisville, Colorado 80027-2452

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why the Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra sheets if needed.)

Real Goods Solar, Inc., (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2014 (the “Quarterly Report”) within the prescribed time period. On January 14, 2014, the Company completed the acquisition of Mercury Energy, Inc. and on May 14, 2014, the Company completed the acquisition of Elemental Energy LLC, doing business as Sunetric. The Company was unable to complete the accounting and reporting of the consolidation of the businesses in sufficient time to permit timely filing of the Quarterly Report without unreasonable expense or effort. The Company intends to file the Quarterly Report on or before the fifth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Anthony DiPaolo	(303)	222-8400
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects its net revenue to be in the range of $34 to $36 million for quarterly period ended June 30, 2014, compared to $20.7 million for the quarterly period ended June 30, 2013. The Company expects its net loss to increase significantly for the quarterly period ended June 30, 2014. As a result of its negative financial performance, the Company is evaluating the fair value of its goodwill and other assets as compared to their carrying values. Because the Company has not yet completed its purchase accounting for its business acquisitions done earlier this year, the Company has not been able yet to complete this impairment evaluation, but anticipates it will record an impairment charge in the range of $18 to $20 million. The Company estimates that its net loss for the quarterly period ended June 30, 2014 will be $20 to $22 million, compared to $2.9 million for the quarterly period ended June 30, 2013.

Real Goods Solar, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 15, 2014	By	/s/ Anthony DiPaolo
Anthony DiPaolo
Chief Financial Officer (Executive Officer)